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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Tumbleweed, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

899690101
(CUSIP Number)

Gerald Mansbach c/o Mansbach Metal Co. 1900 Front Street Ashland, Kentucky 41101	with a copy to Ivan M. Diamond, Esq. Greenebaum Doll & McDonald PLLC 3300 National City Tower Louisville, KY 40202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) , check the following box    ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see, the Notes).

CUSIP No. 899690101

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Gerald Mansbach

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions) BK

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization United States

Number of Shares	(7)	Sole Voting Power	2,398,002
Beneficially Owned by
Each Reporting Person	(8)	Shared Voting Power	—
With
	(9)	Sole Dispositive Power	2,398,002

	(10)	Shared Dispositive Power	—

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,398,002 (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 3,789,560 shares)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 40.5%
(may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 61.3%)

14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 899690101

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Terrance A. Smith

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions) BK

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization United States

Number of Shares	(7)	Sole Voting Power	286,002 (1)
Beneficially Owned by
Each Reporting Person	(8)	Shared Voting Power	—
With
	(9)	Sole Dispositive Power	286,002 (1)

	(10)	Shared Dispositive Power	—

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
286,002(1) (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 3,789,560 shares)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 4.6%
(may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 61.3%)

14)	Type of Reporting Person (See Instructions) IN

/1/ Includes options to purchase 206,078 shares, currently exercisable or exercisable within 60 days of the date hereof.

CUSIP No. 899690101

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) David M. Roth

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions) BK

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization United States

Number of Shares	(7)	Sole Voting Power	19,084 (2)
Beneficially Owned by
Each Reporting Person	(8)	Shared Voting Power	171,177 (3)
With
	(9)	Sole Dispositive Power	19,084 (2)

	(10)	Shared Dispositive Power	171,177 (3)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
190,261 (2) (3) (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 3,789,560 shares)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 3.2%
(may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 61.3%)

14)	Type of Reporting Person (See Instructions) IN

/2/ Includes options to purchase 13,833 shares, currently exercisable or exercisable within 60 days of the date hereof.

/3/ Includes 75,441 shares held by Mr. Roth's wife, and 95,736 shares held by or beneficially owned by entities controlled by members of his family.

CUSIP No. 899690101

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) George Keller

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions) BK

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization United States

Number of Shares	(7)	Sole Voting Power	621,866 (4)
Beneficially Owned by
Each Reporting Person	(8)	Shared Voting Power	6,000 (5)
With
	(9)	Sole Dispositive Power	621,866 (4)

	(10)	Shared Dispositive Power	6,000 (5)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
627,866 (4)(5) (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 3,789,560 shares)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 10.6%
(may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 61.3%)

14)	Type of Reporting Person (See Instructions) IN

/4/ Includes options to purchase 13,833 shares, currently exercisable or exercisable within 60 days of the date hereof.

/5/ Includes 3,000 shares held by Mr. Keller's wife as trustee under trusts for Mr. Keller and his children, 2,000 shares held by Mr. Keller's children and 1,000 shares held by Mr. Keller as trustee for a personal trust.

CUSIP No. 899690101

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Minx M. Auerbach

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions) BK

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization United States

Number of Shares	(7)	Sole Voting Power	13,833 (6)
Beneficially Owned by
Each Reporting Person	(8)	Shared Voting Power	151,419 (7)
With
	(9)	Sole Dispositive Power	13,833 (6)

	(10)	Shared Dispositive Power	151,419 (7)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
165,253 (6)(7) (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 3,789,560 shares)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 2.8%
(may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 61.3%)

14)	Type of Reporting Person (See Instructions) IN

/6/ Includes options to purchase 13,833 shares, currently exercisable or exercisable within 60 days of the date hereof.

/7/ Ms. Auerbach holds these shares as trustee for a family trust.

CUSIP No. 899690101

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Lewis Bass

2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions) BK

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)	Citizenship or Place of Organization United States

Number of Shares	(7)	Sole Voting Power	52,176 (8)
Beneficially Owned by
Each Reporting Person	(8)	Shared Voting Power	70,000 (9)
With
	(9)	Sole Dispositive Power	52,176 (8)

	(10)	Shared Dispositive Power	70,000 (9)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
122,176 (8)(9) (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 3,789,560 shares)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 2.8%
(may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 61.3%)

14)	Type of Reporting Person (See Instructions) IN

/8/ Includes options to purchase 13,833 shares, currently exercisable or exercisable within 60 days of the date hereof.

/9/ These shares are held in a family trust.

        This Amendment No. 3 is being filed jointly by Gerald Mansbach, Terrance A. Smith, David M. Roth, George Keller, Minx M. Auerbach and Lewis Bass (collectively, the "Reporting Persons") to amend the Statement of Beneficial Ownership on Schedule 13D (the "Original 13D") filed with the Securities and Exchange Commission ("SEC") on May 15, 2001 by Mr. Mansbach, as amended by Amendment No. 1 filed by Mr. Mansbach with the SEC on December 13, 2001, as amended by Amendment No. 2 filed by Messrs. Mansbach, Smith and Roth with the SEC on June 3, 2002 (as amended the "13D"). It relates to the common stock, par value $.01 per share (the "Shares") of Tumbleweed, Inc. (the "Company"). Capitalized terms used herein without definition shall have the meanings set forth in the Original 13D.

Item 2.    Identity and Background.

        Item 2 of the 13D is hereby amended by adding the following information:

        (a) The Reporting Persons now include George Keller, Minx M. Auerbach and Lewis Bass.

        (b) Mr. Keller's address is 4201 Paoli Pike, Floyd Knobs, IN 47119. Ms. Auerbach's address is 1400 Willow, Unit 405, Louisville, KY 40204. Mr. Bass's address is 5100 U.S. Highway 42, Louisville, KY 40241.

        (c) Mr. Keller is the founder of Tumbleweed and is a director of the Company. He is a restauranteur/consultant. Ms. Auerbach has been a director of Tumbleweed since it was formed in 1997. She is currently retired. Mr. Bass has been a director of Tumbleweed since it was formed in 1997. He is currently retired.

        (d) During the last five years, neither Mr. Keller, Ms. Auerbach nor Mr. Bass been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e) During the last five years, neither Mr. Keller, Ms. Auerbach nor Mr. Bass has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

        (f) Mr. Keller, Ms. Auerbach and Mr. Bass are citizens of the United States.

Item 3.    Sources and Amounts of Funds or Other Consideration.

        Item 3 of the 13D is hereby amended by adding the following information:

        The amount of funds required will equal the offer price multiplied by the Shares acquired, e.g., $4,185.065.50 plus expenses of the Offering. If additional stockholders join the group, the amount of funds required will be further adjusted accordingly. The group anticipates inviting other stockholders to join the group.

Item 5.    Interest in Securities of the Issuer.

        Item 5 of the 13D is hereby amended by adding the following information:

        (a) The Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Act and, therefore, each Reporting Person may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Act, of all the Shares beneficially owned by each member of such group, or an aggregate of 3,789,560 Shares, representing approximately 61.3% of the total outstanding Shares (based on the 5,919,616 Shares issued and outstanding as of the date hereof and including options to purchase 261,410 Shares held by the Reporting Persons which are currently exercisable or exercisable within 60 days of the date hereof).

        George Keller may be deemed to be the beneficial owner of 627,866 Shares (10.6%).

        Minx M. Auerbach may be deemed to be the beneficial owner of 165,253 Shares (2.8%).

        Lewis Bass may be deemed to be the beneficial owner of 122,176 Shares (2.1%)

        Because certain additional options held by Mr. Smith are now exercisable, in accordance with their terms, within 60 days of the date hereof, Terrance A. Smith may be deemed to be the beneficial owner of 286,002 Shares (4.6%).

        (b) The following table sets forth information as to the Shares which Mr. Keller, Ms. Auerbach and Mr. Bass individually has sole or shared power to vote or direct the disposition. It also updates information previously provided regarding Mr. Smith.

	Sole Power to Vote or Direct the Vote/ Sole Power to Dispose or Direct the Disposition	Shared Power to Vote or Direct the Vote/ Shared Power to Dispose or Direct the Disposition
	Number of Shares	Number of Shares
George Keller	621,866(1)	6,000(2)
Minx M. Auerbach	13,383(1)	151,419 (3)
Lewis Bass	52,176(1)	70,000(4)
Terrance A. Smith	286,002(5)	0

/1/
Includes options to purchase 13,833 shares, currently exercisable or exercisable within 60 days of the date hereof.

/2/
Includes 3,000 shares held by Mr. Keller's wife as trustee under trusts for Mr. Keller and his children, 2,000 shares held by Mr. Keller's children and 1,000 shares held by Mr. Keller as trustee for a personal trust.

/3/
Ms. Auerbach holds these shares as trustee for a family trust.

/4/
These shares are held in a family trust.

/5/
Includes options to purchase 206,078 shares, currently exercisable or exercisable within 60 days of the date hereof.

        (c) There have been no transactions effected during the past 60 days or since the most recent filing on Schedule 13D, whichever is less, by any of the Reporting Persons.

        (d) No other person has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities held by any Reporting Person.

        (e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Item 6 of the 13D is hereby amended by adding the following information:

        To the knowledge of the Reporting Persons, except to the extent described in Item 4, and as set forth below, no Reporting Person has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities issued by the Company.

        Since the filing of Amendment No. 2 to the 13D, in accordance with their terms, certain additional options held by Mr. Smith are now exercisable or will be exercisable within 60 days of the date hereof. Mr. Smith owns options to purchase (i) 10,000 Shares at an exercise price of $10.00 per Share, all which are currently exercisable; (ii) 2,000 Shares at an exercise price of $5.50 per Share, of which 1,333 are currently exercisable or exercisable within 60 days of the date hereof; (iii) 42,000 Shares at an exercise price of $2.75 per Share, of which two-thirds are currently exercisable or exercisable within 60 days of the date hereof; (iv) 125,000 Shares at an exercise price of $2.688 per Share, of which two-thirds are currently exercisable or exercisable within 60 days of the date hereof; (v) 200,236 Shares at an exercise price of $3.875 per Share, of which one-third are currently exercisable or exercisable within 60 days of the date hereof (and two-thirds of which will be exercisable within 60 days of June 12, 2002); and (vi) 50,000 Shares at an exercise price of $1.87 per Share, one-third of which are currently exercisable or exercisable within 60 days of the date hereof.

        Mr. Keller, Ms. Auerbach and Mr. Bass each own options to purchase (i) 10,000 Shares at an exercise price of $10.00 per Share, all which are currently exercisable; (ii) 2,000 Shares at an exercise price of $5.50 per Share, of which 1,333 are currently exercisable or exercisable within 60 days of the date hereof; and (iii) 7,500 Shares at an exercise price of $1.87 per Share, of which are 2,500 are currently exercisable or exercisable within 60 days of the date hereof.

Item 7    Material to be Filed as Exhibits

        1    Amendment No. 1 to Joint Filing Agreement, dated as of June 5, 2002, among the Reporting Persons.

SIGNATURE

        After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ GERALD A. MANSBACH GERALD MANSBACH
/s/ TERRANCE A. SMITH TERRANCE A. SMITH
/s/ DAVID M. ROTH DAVID M. ROTH
/s/ GEORGE KELLER GEORGE KELLER
/s/ MINX M. AUERBACH MINX M. AUERBACH
/s/ LEWIS BASS LEWIS BASS
Date: June 5, 2002

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  Item 2. Identity and Background.
  Item 3. Sources and Amounts of Funds or Other Consideration.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7 Material to be Filed as Exhibits
SIGNATURE